UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to  .
Commission file number 000-20557

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Andersons, Inc. Retirement Savings Investment Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Andersons, Inc.
1947 Briarfield Boulevard
Maumee, Ohio 43537

The Andersons, Inc. Retirement Savings Investment Plan

Financial Statements and
Supplemental Schedule

As of December 31, 2021 and 2020, and
for the Year Ended December 31, 2021

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and December 31, 2020	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2021	9
Signatures
Exhibits:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee, Plan Administrator, and Plan Participants of
The Andersons, Inc. Retirement Savings Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC PC

We have served as the Plan’s auditor since 2020.
Brentwood, Tennessee
May 18, 2022

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments, at fair value	$349,174,436	$318,818,865
Receivables:
Notes receivable from participants	4,207,076	3,961,095
Employer supplemental contribution	7,603,076	1,471,662
Total receivables	11,810,152	5,432,757
Net assets available for benefits	$360,984,588	$324,251,622

See Notes to Financial Statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021
Additions
Contributions:
Participants	$12,427,079
Employer	14,044,762
Rollovers	964,955
Total contributions	27,436,796

Investment income:
Interest and dividends	24,574,360
Net appreciation in fair value of investments	28,733,551
Total investment income	53,307,911

Interest income on notes receivable from participants	215,926

Total additions	80,960,633

Deductions
Benefit payments to active and terminated participants	44,081,349
Administrative fees	146,318
Total deductions	44,227,667

Net increase in net assets available for benefits	36,732,966

Net assets available for benefits
Beginning of year	324,251,622
End of year	$360,984,588

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements

Note 1 – Description of Plan and Accounting Policies
Plan Description
The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”), a defined contribution retirement plan, is sponsored by The Andersons, Inc. (the "Plan Sponsor," "Employer" or the "Company"). The Plan year is January 1 through December 31. The Plan is administered by the Retirement Benefits Committee ("Plan Administrator") as established by the Plan Sponsor and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are maintained by Fidelity Management Trust Company (the "Trustee" and "Recordkeeper"). The following description of the Plan is provided for general information. Plan participants should refer to the Plan document for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. who meet the minimum age requirement. Effective January 1, 2021, the age requirement to participate in the Plan changed from age 21 to age 18. Full-time employees are eligible to begin deferring money into the Plan as soon as administratively practicable following their date of hire. Part-time employees are eligible to begin deferring money into the Plan upon meeting the 1,000 hours and 12-month service requirement. Employer matching contributions begin once the employee enters the Plan. The Plan provides for retirement, disability and death benefits for participants who meet certain eligibility requirements.
Contributions

Participant Contributions

Employee contributions may be made by salary reduction up to 75% of annual compensation (in 1% increments) subject to the maximum annual contribution allowed by the Internal Revenue Code (the "IRC"). Participants are automatically enrolled in the Plan with an effective pretax deferral of 5% of compensation unless a participant affirmatively elects out of the automatic deferral feature or elects a different deferral rate. Through July 1, 2021 new participants enrolled in the Plan incurred an automatic increase in their withholding amount of 1% per year, up to 10% withheld. The Plan was amended effective July 1, 2021, to remove the automatic increase provision. The Plan also provides participants the option to choose Roth deferrals and the option to allocate their contributions into a self-directed brokerage account. The Plan may accept rollover contributions from certain Individual Retirement Accounts or from other qualified defined benefit or contribution plans of the Company or former employers of the participant.

Employer Contributions

The Plan provides for a required minimum Employer matching contribution of 100% of the first 3% of a participant’s deferred compensation plus 50% of the next 2% of a participant’s deferred compensation, subject to limitations in the IRC.

The performance contribution is an annual supplemental contribution made at the discretion of the Employer. All employees who are eligible to participate in the Plan, accumulate 1,000 hours during the plan year, and are active at the Plan’s year-end are eligible to receive a performance contribution. The Company determines how much to contribute to each participant based on the Company’s performance, with the measure of performance being pretax income. The performance contribution ranges from 0% to 5% of eligible compensation depending on the actual level of Company performance. A minimum of 20% of budgeted pretax income must be achieved before a minimum performance contribution of 1% will be made. Employer supplemental performance contributions were $7,603,076 for the year ended December 31, 2021.

Participant Accounts

Each participant’s account is credited with their contributions, Employer matching contributions, Employer supplemental contributions and an allocation of investment earnings. Allocations are based on the participant’s selected allocation percentages. Investment income is allocated to participant accounts by investment fund balance on a daily basis. This allocation is based upon the ratio of each participant’s weighted average fund balance to the total fund balance of all participants. The benefit to which a participant is entitled is provided from the participant’s vested account balance. No assets of any participant account may be used for the benefit of any other account or participant. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including the Company's common stock, mutual funds and self-directed brokerage accounts.

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined in the Plan document), participants may withdraw amounts from the employee contribution portion of their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid as a single lump-sum distribution, monthly installments or may request that the Plan make a direct rollover distribution to another eligible retirement plan. Benefits are recorded when paid. All cash balances at year end were as a result of participants electing to withdraw from the Plan and have not yet been paid.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Plan’s investments in mutual funds and self-directed brokerage accounts are based on net asset values on the last business day of the Plan year. The fair value of the Plan’s investments in the Company's common stock is based on the NASDAQ closing market price on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s realized gains and losses on investments sold during the Plan year, as well as, unrealized gains and losses on investments held at the end of the Plan year.

Vesting

Participants are immediately 100% vested in the participant contributions, Employer matching contributions, rollover contributions and any income or loss thereon. Performance contributions vest at an additional 20% for each year of service. Participants with over five years of service are fully vested in all performance contributions along with those who meet the normal retirement age of 65. A year of service is defined as being credited with at least 1,000 hours of service to the Company during a Plan year. The Plan includes employees of acquired entities or businesses and recognizes each individual's service for vesting purposes if such service at the acquired entity had been rendered at the Company.

Forfeitures

Forfeitures of non-vested performance contributions are used to reduce future Employer contributions. The Plan used forfeitures of $154,972 to reduce Employer contributions in 2021. The forfeiture balance included in Investments, at fair value on the Statements of Net Assets Available for Benefits that was available to apply to future Employer contributions was $198,915 and $138,931 as of December 31, 2021 and 2020, respectively.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, in-service withdrawals and professional management service fees.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding, and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent. Loans must provide for at least quarterly repayments utilizing a level amortization schedule. Loan terms will not exceed five years unless the loan qualifies as a home loan in which the term will be established by the Plan Administrator at the time of the loan. Participant loans are measured at their unpaid principal balance plus any accrued interest.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts and all account balances will be distributed in the form and manner determined by the Plan Administrator.

Plan Amendments

In 2020, the Plan implemented certain requirements of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the "SECURE Act"), which allowed certain eligible individuals to receive coronavirus-related distributions of up to $100,000, allowed loan repayments to be deferred up to one year and delay the commencement date for required minimum distributions. Written amendments to the Plan to reflect these operational changes were adopted during 2021 in accordance with applicable law and guidance from the Internal Revenue Service.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Subsequent Events

No subsequent events were identified through May 18, 2022.

Note 2 - Financial Instruments

The Plan accounts for investments at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 investments primarily include common stock, mutual funds, The Andersons, Inc. Common Stock, and money market funds.
•Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. As of December 31, 2021 and 2020, the Plan did not hold any financial instruments categorized as Level 2.
•Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2021 and 2020, the Plan did not hold any financial instruments categorized as Level 3.
Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.

	December 31, 2021
	Level 1	Total
Mutual funds	$334,179,812	$334,179,812
Common stock of The Andersons, Inc.	9,763,238	9,763,238
Self-directed brokerage accounts	5,231,386	5,231,386
Total investments, at fair value	$349,174,436	$349,174,436

	December 31, 2020
	Level 1	Total
Mutual funds	$309,178,387	$309,178,387
Common stock of The Andersons, Inc.	6,902,474	6,902,474
Self-directed brokerage accounts	2,738,004	2,738,004
Total investments, at fair value	$318,818,865	$318,818,865

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no transfers between fair value levels for the year ended December 31, 2021.

Note 3 - Related Party and Party-In-Interest Transactions

Fees paid by the Plan for administrative and advisory services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, and Strategic Advisors, Inc. amounted to $146,318 for the year ended December 31, 2021 and qualify as party-in-interest transactions under ERISA. Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Substantially all other administrative and legal expenses are paid by the Company on behalf of the Plan.

Transactions in the Plan Sponsor's common stock qualify as exempt party-in-interest transactions. As of December 31, 2021 and 2020, the Plan held 252,165 shares of The Andersons, Inc. Common Stock valued at $9,763,238 and 281,563 shares valued at $6,902,474, respectively. During the year ended December 31, 2021, the Plan recorded The Andersons, Inc. Common Stock dividend income of $187,587.

Note 4 - Income Tax Status

The Internal Revenue Service has reviewed the Plan document and informed the Plan Sponsor by a letter dated March 31, 2014, that the volume submitter plan adopted by the Plan Sponsor and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore the Company believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 - Reconciliation of Financial Statements to Form 5500

The Form 5500 includes notes receivable from participants as investments.

A reconciliation of net assets available for benefits as follows:

December 31, 2021
Net assets available for benefits per the financial statements:	$360,984,588
Differences in:
Participant loans deemed as benefit payments per Form 5500	(46,430)
Net assets available for benefits per Form 5500	$360,938,158

A reconciliation of change in net assets available for benefits as follows:

Year Ended December 31, 2021
Change in net assets available for benefits per the financial statements:	$36,732,966
Less: Participant loans deemed as benefit payments per Form 5500	(46,430)
Add: Participant loans deemed as benefit payments per prior year Form 5500	37,080
Changes in net assets available for benefits per Form 5500	$36,723,616

The Andersons, Inc. Retirement Savings Investment Plan
EIN 34-1562374, Plan No. 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost *	Current Value
**	Fidelity U.S. Bond Index Fund	Registered Investment Company		$16,557,183
**	Fidelity 500 Index Fund	Registered Investment Company		58,827,533
**	Fidelity Low-Priced Stock Fund - Class K	Registered Investment Company		11,302,180
**	Fidelity Contrafund Fund - Class K	Registered Investment Company		42,016,960
**	Fidelity International Index Fund	Registered Investment Company		7,756,877
**	Fidelity Money Market Government Portfolio	Registered Investment Company		11,116,329
**	Fidelity Freedom Income Fund - Class K	Registered Investment Company		794,586
**	Fidelity Freedom 2005 Fund - Class K	Registered Investment Company		413,640
**	Fidelity Freedom 2010 Fund - Class K	Registered Investment Company		4,203,574
**	Fidelity Freedom 2015 Fund - Class K	Registered Investment Company		2,361,743
**	Fidelity Freedom 2020 Fund - Class K	Registered Investment Company		9,884,677
**	Fidelity Freedom 2025 Fund - Class K	Registered Investment Company		18,284,092
**	Fidelity Freedom 2030 Fund - Class K	Registered Investment Company		19,221,120
**	Fidelity Freedom 2035 Fund - Class K	Registered Investment Company		12,881,697
**	Fidelity Freedom 2040 Fund - Class K	Registered Investment Company		14,729,402
**	Fidelity Freedom 2045 Fund - Class K	Registered Investment Company		14,164,992
**	Fidelity Freedom 2050 Fund - Class K	Registered Investment Company		14,994,138
**	Fidelity Freedom 2055 Fund - Class K	Registered Investment Company		8,503,799
**	Fidelity Freedom 2060 Fund - Class K	Registered Investment Company		3,579,800
**	Fidelity Freedom 2065 Fund - Class K	Registered Investment Company		391,311
	Janus Henderson Enterprise Fund - Class N	Registered Investment Company		20,276,006
	Dodge & Cox Stock Fund	Registered Investment Company		18,193,979
	T. Rowe Price Overseas Stock Fund	Registered Investment Company		4,482,924
	Invesco Developing Markets Fund - Class R6	Registered Investment Company		3,532,750
	American Beacon Small Cap Value Fund	Registered Investment Company		3,047,131
	Vanguard Short-Term Investment-Grade Fund	Registered Investment Company		5,950,914
	First Eagle Overseas Fund - Class R6	Registered Investment Company		6,710,475
**	The Andersons, Inc. Common Stock	252,165 shares of Common Stock		9,763,238
**	Self-Directed Brokerage Accounts	—		5,231,386
	Investments held by the Trustee			349,174,436
**	Participant Loans	maturing through 2036 with interest rates ranging from 4.25% to 8.75%		4,207,076
	Total			$353,381,512
* Information not presented because investments are participant-directed
** Represents party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan

Date: May 18, 2022	/s/ Brian K. Walz
Brian K. Walz
Vice President, Treasurer